FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “BBVA Banco Francés reports third quarter earnings for fiscal year 2008”	1

CONTACT:
Daniel Sandigliano
Investor Relations
Phone: (5411) 4341 5036
E-mail: daniel.sandigliano@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000 ext. 25384
E-mail: cecilia.acuna@bancofrances.com.ar

November 10, 2008

BBVA BANCO FRANCÉS (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2008

Third Quarter Executive Summary

•

BBVA Banco Francés obtained a net gain of Ps. 305.7 million, in the first nine months of 2008, an increase of 36.2% with respect to the accumulated result in the corresponding period of the previous year. The improvement in the Bank’s results is based on greater business volumes which allowed for an improvement in the private financial margin. The greater transactional volume is reflected in a 29.9% year-over-year growth in net income from services. Third quarter net earnings reached Ps. 117.5 million, an increase of 3.1% compared with the results registered in the previous quarter and 60.7% greater than in the corresponding quarter of the previous year.

•

Private sector loan portfolio surpassed Ps. 9.8 billion as of September 30, 2008, growing by 6.9% as compared to the balance registered as of June 30, 2008 and by 22.5% with respect to September 30, 2007. During the first nine months of the year, the expansion in private sector financings reached Ps. 800 million. Financing in the corporate segment increased by 7.3% in the third quarter, whereas the retail segment increased by 7.9% during the same period.

•

The strength of the asset quality ratios continues differentiating BBVA Banco Francés in the financial sector where it continues being the leader. As of September 30, 2008, the non-performing loans represented 0.83% of the total loans, whereas the coverage ratio of non-performing loans with provisions reached 258.2%.

•

During the third quarter of 2008, the deposits grew by 7.7%, surpassing the 5.8% of increase registered in the financial sector and reversing the decrease experienced during the second quarter. BBVA Banco Francés has a comfortable liquidity position. As of September 30, 2008, liquid assets – available cash and due from banks plus Central Bank Instruments- represented 35.1% of total deposits.

•

Total shareholders’ equity grew by 4.3% during the last three months as a result of earnings from the period partially compensated by an increase of the unrealized valuation difference. This growth was reflected in an increase in excess capital over the minimum required according to Central Bank regulation witch reached Ps. 828.6 million at the end of the third quarter of 2008. Such excess represents 38.0% of the total shareholders’ equity, showing a great level of solvency.

Third quarter of fiscal year 2008

During the third quarter of 2008, economic activity continued to expand but at a slightly slower pace than during the previous quarters. According to the EMAE (Monthly Estimator of Economic Activity), the economy grew by 7.1% year-over-year on average during the months of July and August, and below the 7.5% growth recorded in the second quarter of 2008. During the same period, both construction and industrial activity grew at below the average rate of growth of the economy (3.5% and 6.5% year-over-year respectively).

Tax collection continued to increase during the third quarter, rising on average by 39.5% year-over-year primarily driven by the 129.5% increase in export duties, which reflect the hike in international commodity prices. The primary fiscal surplus of the National Public Sector rose to Ps. 11.3 billion, a 33% improvement compared to the same period of 2007. Primary fiscal spending, which had increased by 40% in the second quarter of 2008, decelerated, growing by 30.6% during this quarter.

Inflation, as measured by the CPI (which is used to calculate the CER index, to which sovereign bonds are adjusted) averaged 8.9% year-over-year during the third quarter.

Trade surplus improved compared to the second quarter as exports of cereal grains recovered dynamism after the conflict with the farming sector was resolved. Trade balance has accumulated a surplus of USD 10.2 billion as of September 2008, almost 44 % higher than in the same period of 2007.

International reserves reached USD 47.1 billion at the end of September, 2008, a decrease of only USD 0.4 billion during the quarter. The Exchange rate (“reference BCRA”) closed at Ps. 3.13 per USD at the end of September, 2008, 3.5% above the levels at the end of June, 2008. The Badlar rates among private banks decreased from 17.5% in June 2008 to 12.2% (monthly average) in September, 2008. The stock of Bills and Notes remained stable during the quarter and the stock of reverse repos grew by Ps. 7 billion, a 142.6% increase, improving the liquidity ratios of the banks.

Private sector deposits increased by 5.8% on average during the third quarter of 2008. Loans to the private sector, in pesos and in foreign currency, increased by 4.5%, a slight deceleration compared to the previous quarters.

Global economy suffered an important deterioration during the third quarter of 2008, with substantial turbulence in the global capital markets. On the other hand, the Argentine financial system showed a high level of strength and signs of normality with good ratios of liquidity and solvency.

The Business

BBVA Banco Francés, one of the leading banks in Argentina, is recognized by its capacity to adapt to the different market conditions and necessities. With more than Ps. 20 billion in assets under management, the Bank is one of the main suppliers of financial and non financial services to the different market segments, working constantly on its distribution model looking to satisfy an evermore strict demand.

The Bank continues focused in expanding the credit activity in the private sector. In line with this strategy, financings to small and medium companies grew by 8.4% during the last three months, whereas for large corporations the increase reached 6.7% during the same period. Meanwhile financings to the retail segment showed an expansion of 7.9% during this last quarter.

Also, the strength of the quality portfolio ratios continues differentiating BBVA Banco Francés in the financial system.

In terms of liabilities, seeking to reduce the funding cost, our actions have been aimed at fund-raising from the retail segment and increasing current account deposits participation as part as total deposits. During the third quarter of 2008, deposits grew by 7.7%, over the total financial system growth.

Presentation of Financial Information

•	Foreign currency balances as of September 30, 2008 have been translated into pesos at the reference exchange rate of Ps. 3.1302 per U.S. dollar, published by the Argentine Central Bank.

•

This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is shown as Investments in other companies (booked by the equity method) and the corresponding results are included in Income from equity investments.

•

It is important to highlight the fact that information contained in this press release may differ from the information published by BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

THIRD QUARTER EARNINGS

Condensed Income Statement (1) in thousands of pesos except income per share, income per ADS and percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Net Financial Income	255,608	203,582	199,320	25.56%	28.24%
Provision for loan losses	(30,108)	(22,243)	(13,605)	35.36%	121.30%
Net income from services	192,471	173,367	148,196	11.02%	29.88%
Administrative expenses	(286,323)	(272,766)	(219,428)	4.97%	30.49%
Operating income	131,648	81,940	114,483	60.66%	14.99%
Income (loss) from equity investments	249	38,513	(412)	-99.35%	-160.44%
Income (Loss) from Minority interest	(2,411)	(578)	(330)	317.13%	630.61%
Other Income/Expenses	(8,062)	(3,190)	(38,928)	152.73%	-79.29%
Income tax and Minimum Presumed Tax	(3,937)	(2,749)	(1,706)	43.22%	-130.77%
Net income for the period	117,487	113,936	73,107	3.12%	60.71%
Net income per share (2)	0.25	0.24	0.16	3.12%	60.71%
Net income per ADS (3)	0.75	0.73	0.47	3.12%	60.71%

(1)	Exchange rate: 3.1302 Ps. = 1 US$
(2)	Assumes 471,361,306 ordinary shares outstanding.
(3)	Each ADS represents three ordinary shares.

Net Income for the third quarter was Ps. 117.5 million, which represents an increase of 3.1% and 60.7% compared to the previous quarter and with the same quarter a year ago, respectively.

Net Operating Income showed larger earnings as a consequence of an improvement in Net Financial Income and in Net Income from Services, partially offset by a higher charge in provisions for loan losses and an increase in administrative expenses.

The improvement in the Net Financial Income is mainly due to the expansion in the private sector portfolio as well as to an increase in the Bank’s spreads, which were due to an increase in financing to small and medium size companies and to the retail segment; partially offset by the adjustment in the public sector portfolio.

Net Income from Services increased by 11.0% and by 29.9% as compared with the previous quarter and with the same quarter a year ago, respectively. Growth is explained mainly by the rise in the activity level.

Administrative Expenses increased by 5.0% during the last quarter and by 30.5% during the last twelve months, mainly driven by the higher activity and investments levels, which also resulted in the increase in personnel and administrative expenses and in higher costs in renegotiated lease contracts.

Growth in Net Operating Income improved the efficiency ratio. During the third quarter of 2008, Administrative Expenses represented 60% of Total Net Operating Income, whereas in the previous quarter and in the same quarter a year ago these ratios were 61.7% and 63.1%, respectively.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Return on Average Assets (1)	2.38%	2.35%	1.62%	1.12%	46.33%

Return on Average Shareholders’ Equity (1)	22.02%	22.42%	14.35%	-1.78%	53.44%

Net fee Income as a % of Operating Income	42.95%	45.99%	42.64%	-6.60%	0.73%

Net fee Income as a % of Administrative Expenses	67.22%	63.56%	67.54%	5.76%	-0.47%
Adm. Expenses as a % of Operating Income (2) (3)	60.04%	61.66%	63.14%	-2.62%	-4.91%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)
(3)	Net considering the excess in the adjustment of the value of public portfolio.

Net Financial Income

The improvement in the Net Financial Income is mainly due to the expansion in the private sector portfolio as well as to an increase in the Bank’s spreads, which were due to an increase in financing to small and medium companies and to the retail segment; partially offset by the adjustment in the public sector portfolio in the amount of Ps. 286.5 million in the year, exceeding Central Bank’s requirements by Ps. 169.6 million.

During the third quarter, income related to foreign currency exchange, included in Foreign exchange difference reached Ps. 38.8 million, which is 26.7% less than the corresponding amount during the prior quarter.

	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
in thousands of pesos except percentages	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Net financial income	255,608	203,582	199,320	25.56%	28.24%
Income from financial intermediation	107,356	113,223	54,631	-5.18%	96.51%
CER adjustment	38,553	60,144	28,771	-35.90%	34.00%
Income from securities and short term investments	(1,935)	(66,976)	33,736	-97.11%	-105.74%
Net Income from options	11	—	—	100.00%	100.00%
Interest on Government guaranteed loans Decree 1387/01	15,011	14,719	15,209	1.98%	-1.30%
Foreign exchange difference	40,400	47,902	37,679	-15.66%	7.22%
Others	56,212	34,570	29,294	62.60%	91.89%

Income from Securities and Short-Term Investments

In the third quarter of 2008, the valuation adjustment in public assets reached Ps. 75.7 million, exceeding the BCRA requirements (Com A 3911) by Ps. 28.8 million. During the first nine months of the year, this valuation adjustment was Ps. 286.5 million, of which Ps. 169.6 million exceeds the regulator’s requirements.

The results for the assets available for sale portfolio decreased with respect to the previous quarter as a result of smaller holdings volume, whereas the instruments issued by the Central Bank produced greater results due to a larger volume in the third quarter.

The variations in the CER adjustment are due to a higher index variation as no significant changes in the CER adjusted holdings were registered in the last quarter.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Income from securities and short-term investments	(1,935)	(66,976)	33,736	-97.11%	-105.73%
Trading account	11,564	11,259	(2,645)	2.71%	-537.18%
Available for sale	34,028	41,480	27,334	-17.97%	24.49%
Bills and Notes from the Central Bank	17,630	11,420	43	-54.38%	41090.24%
Other fixed income securities	(65,156)	(131,136)	9,003	-50.31%	-823.68%

CER adjustment	17,601	29,369	16,019	-40.07%	9.88%

CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	17,601	29,369	16,019	-40.07%	9.88%

Net income from services

Added to the financial activity growth in the core business, Net Income from Services maintained its positive trend, for a total of Ps. 192.5 million in the quarter; this represents an increase of 11.0% as compared with the amount registered in the previous quarter and 29.9% above the income obtained a year ago.

Expansion during the quarter is mainly explained by increases in fees from consulting in capital markets activities, credit cards and maintenance of checking and saving accounts; all tied to an increase in commercial activity.

In the last twelve months, growth is also explained as a consequence of increases in fees associated with retail activity, mainly those related to current and saving accounts, credit cards and insurance commissions together with those coming from the foreign trade operations in the middle market segment and capital markets activities.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Net income from services	192,471	173,367	148,196	11.02%	29.88%

Service charge income	247,043	218,778	183,243	12.92%	34.82%
Service charges on deposits accounts	85,712	78,560	64,516	9.10%	32.85%
Credit Cards and operations	58,346	49,606	40,351	17.62%	44.60%
Insurance	22,665	20,253	14,607	11.91%	55.16%
Capital markets and securities activities	5,855	3,170	2,491	84.71%	135.06%
Fees related to Foreign trade	14,526	11,966	12,316	21.39%	17.94%
Other fees	59,939	55,223	48,962	8.54%	22.42%

Services Charge expense	(54,572)	(45,411)	(35,047)	20.17%	55.71%

Administrative Expenses

Administrative expenses increased by 5.0% during the third quarter and by 30.5% during the last twelve months, to Ps. 286.3 million by the end of September 30, 2008.

Such increase as compared with the prior quarter is explained by an increase in the number of external employees, hired for development of information technology, a greater expense relating to the hired sales force, jointly with higher cots of renegotiation of lease expenses and the opening of new points of sale.

Furthermore, when compared against the same period for the prior year, Administrative expenses grew 30.5%, mainly driven by higher activity and investment levels; which caused an increase in personnel and organization expenses. These increases are explained mainly due to the higher salaries agreed to with the labor union and a larger number of employees. The increase in organization expenses, are a reflection of greater investments in infrastructure and information technology development.

As of September 30, 2008, the Bank had 4,310 employees (including the Bank’s subsidiaries, except for the Consolidar Group). The branch office network totaled 267 offices, including 236 consumer branch offices, 27 branch offices specialized in the middle-market segment, 13 in-company branches, 4 branch offices for large corporate and institutional clients and 3 points of sale. During 2008, the Bank has opened 4 new retail branch offices within Argentina, 1 in-company branch and 1 point of sale; with the purpose of reinforcing its presence in the cities with higher economic growth.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Administrative expenses	(286,323)	(272,766)	(219,417)	4.97%	30.49%

Personnel expenses	(169,798)	(162,212)	(127,255)	4.68%	33.43%
Electricity and Communications	(6,589)	(6,235)	(5,666)	5.68%	16.29%
Advertising and Promotion	(16,801)	(16,674)	(14,498)	0.76%	15.88%
Honoraries	(7,549)	(7,888)	(6,054)	-4.30%	24.69%
Taxes	(8,438)	(8,065)	(6,426)	4.62%	31.31%
Organization and development expenses	(2,958)	(2,231)	(1,450)	32.59%	104.00%
Amortizations	(9,438)	(8,771)	(7,553)	7.60%	24.96%
Other	(64,752)	(60,690)	(50,515)	6.69%	28.18%

Other Income/Expenses

As of September 30, 2008, Total Other Income/Expenses registered a loss of Ps. 8.1 million, higher than the Ps. 3.2 million registered during the previous quarter; the difference is mainly explained by a lower income from recovered loans, which was partially offset by a lower charge in provisions for other contingencies. During the first quarter of 2008, the Bank completed the amortization of the asset related with legal injunctions; It is important to note that such amortization was booked in accordance with Central Bank’s regulation and that it does not imply that the Bank waives its right to demand a future compensation or the recovery of the difference in the exchange rate ordered by the legal injunctions.

BBVA Banco Francés determines the charge for income tax by applying the current tax rate of 35% to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank has considered as temporary differences those that have a definitive reversal date in subsequent fiscal years. At the same time, as of September 30, 2008 and September 30, 2007 the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

As of September 30, 2008 and at the close of the previous fiscal year, the Bank maintains recorded in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 179.2 million and Ps. 55.5 million, respectively; as per with agreement to the norms of the Central Bank.

Income from equity investments

Income from Equity Investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. The stake in the Consolidar Group recorded profits of Ps. 4.3 million during the third quarter of 2008.

Public Sector Exposure

As of September 30, 2008, the Public Sector National Government exposure represents 13.0% of the Bank’s total assets. During the third quarter of 2008, this exposure was reduced mainly by the valuation adjustment in public assets and due to the expiration of a reverse repo transaction with government bonds on June 30, 2008. These variations were partially offset by the increase in holdings of guaranteed loans and Bogar 2020 arising from the corresponding update of the CER index.

The Central Bank Bills and Notes portfolio, net of holdings liked to reverse repo transactions, remained stable during the quarter. As of September 30, 2008, Central Bank instruments received from reverse repo transactions were Ps. 704.7 million, whereas the net portfolio was Ps. 1,406.2 million.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Public Sector - National Government	2,445,893	2,599,525	2,856,324	-5.91%	-14.37%
- Loans to the Federal government & Provinces	1,376,353	1,367,234	1,500,731	0.67%	-8.29%
- Total bond portfolio	1,204,758	1,296,520	1,181,236	-7.08%	1.99%
Unlisted	978,339	963,770	876,865	1.51%	11.57%
Available for sale	212,865	228,313	265,200	-6.77%	-19.73%
Other government bonds (*)	13,554	104,437	39,171	-87.02%	-65.40%
- Trustees	212,301	207,518	189,500	2.30%	12.03%
- Allowances	(347,519)	(271,748)	(15,143)	27.88%	2194.92%

Bills and Notes from Central Bank (*)	2,110,884	1,421,865	2,695,141	48.46%	-21.68%

Total exposure to the Public Sector	4,556,777	4,021,389	5,551,465	13.31%	-17.92%

(*)	Including repos with the BCRA

Government and Private Securities

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Holdings	3,066,629	2,541,301	3,996,178	20.67%	-23.26%
Trading	1,359,092	468,531	1,540,469	190.08%	-11.77%
Unlisted Government Securities	978,339	963,770	876,865	1.51%	11.57%
Available for Sale	978,211	1,286,084	1,459,043	-23.94%	-32.96%
Other fixed income securities	98,506	94,664	134,944	4.06%	-27.00%
Allowances	(347,519)	(271,748)	(15,143)	27.88%	2194.92%
Repurchase Agreements	(704,681)	(91,659)	(488,085)	668.81%	44.38%
Trading (Reverse repo)	—	—	—	0.00%	0.00%
Trading (Reverse repo)	(704,681)	(91,659)	(488,085)	668.81%	44.38%
Net Position	2,361,948	2,449,642	3,508,093	-3.58%	-32.67%
Trading	654,411	376,872	1,052,384	73.64%	-37.82%
Unlisted Government Securities	978,339	963,770	876,865	1.51%	11.57%
Available for Sale	978,211	1,286,084	1,459,043	-23.94%	-32.96%
Other fixed income securities	98,506	94,664	134,944	4.06%	-27.00%
Allowances	(347,519)	(271,748)	(15,143)	27.88%	2194.92%

Net Position in other fixed income securities as of September 30th , 2008 includes Ps. 98.5 million of private bonds

The Government and Private Securities net position decreased 3.6% during the third quarter of 2008 and 32.7% in the last twelve months mainly due to the valuation adjustment in public assets and to the reduction in the Central Bank instruments holdings.

The variations in the “Available for the Sale” and “Trading” portfolios correspond to maturities and new incorporations of Central Bank Bills and Notes.

Loan portfolio

During the third quarter BBVA Banco Francés continued to increase its focus on its traditional financial intermediation business, especially on the retail segment. Private sector loan portfolio totaled Ps. 9.8 billion as of September 30, 2008, increasing by 6.9% as compared to the previous quarter, whereas as compared to the quarter ended on September 30, 2007, the increase was of 22.5%.

The table below shows the composition of the loan portfolio in quarter balances:

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Private & Financial sector loans	9,834,091	9,199,992	8,025,193	6.89%	22.54%
Advances	1,471,487	1,333,598	1,338,794	10.34%	9.91%
Discounted and purchased notes	1,424,584	1,263,407	1,237,216	12.76%	15.14%
Consumer Mortgages	953,448	911,719	666,898	4.58%	42.97%
Car secured loans	457,189	384,124	172,320	19.02%	165.31%
Personal loans	1,786,215	1,679,196	1,106,999	6.37%	61.36%
Credit cards	1,010,571	923,070	671,607	9.48%	50.47%
Loans to financial sector	486,909	502,642	465,424	-3.13%	4.62%
Other loans	2,347,432	2,291,087	2,442,811	2.46%	-3.90%
Unaccrued interest	(17,077)	(16,090)	(10,366)	6.13%	64.74%
Adjustment and accrued interest & exchange differences receivable	159,034	151,983	115,326	4.64%	37.90%
Less: Allowance for loan losses	(245,701)	(224,744)	(181,836)	9.32%	35.12%
Loans to public sector	1,376,353	1,367,234	1,500,731	0.67%	-8.29%
Loans to public sector	583,740	598,223	737,572	-2.42%	-20.86%
Adjustment and accrued interest & exchange differences receivable	792,613	769,011	763,159	3.07%	3.86%
Net total loans	11,210,444	10,567,226	9,525,924	6.09%	17.68%

Growth was experienced in both the retail and middle market and corporate segments, with personal loans and credit cards as the main contributors to this growth in the first segment, increasing by 6.4% and by 9.8%, respectively; whereas discounted notes and loans relating to the foreign trade transactions grew by approximately 12% and 2.5%, respectively.

Considering the last twelve months, the expansion was of 22.5%, or Ps. 1,809 million. Such expansion was sustained by the growth in car and personal loans by 165% and 61.4% respectively, followed by credit cards and mortgages. On the other hand, growth in the middle market was driven by discounted notes and other loans, which during the last twelve months grew by 15.1% and 9.9%, respectively.

The relation between private loans and securities over total private and public sector loans and securities, excluding the Central Bank’s portfolio, was 80.6 % as of September 30, 2008.

Asset Quality

The risk policy implemented by BBVA Banco Francés during the last years, has allowed it to be the leader in the financial system with a non-performing ratio (non-performing loans over total loans) of 0.83% and a coverage ratio (provisions over of non-performing loans) of 258.2% as of September 30, 2008.

The non-performing loans grew by 11.1% during the last three months and by 28.8% during the last twelve months. Meanwhile, allowances grew by 9.3% during the last quarter and by 35.1% in comparison with the same quarter of the previous fiscal year.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Nonaccrual loans (1)	95,147	85,676	73,864	11.05%	28.81%
Allowance for loan losses	(245,701)	(224,744)	(181,836)	9.32%	35.12%
Nonaccrual loans/net total loans	0.83%	0.79%	0.76%	4.62%	9.15%
Allowance for loan losses/nonaccrual loans	258.23%	262.32%	246.18%	-1.56%	4.90%
Allowance for loan losses/net total loans	2.14%	2.08%	1.87%	2.99%	14.50%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “Deficient Servicing”, “High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including allowances related to other banking receivables.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Balance at the beginning of the quarter	226,961	212,439	179,178	6.84%	26.67%
Increase	30,108	22,243	13,605	35.36%	121.30%
Provision increase/decrease - Exchange rate difference	945	(1,225)	458	-177.14%	-106.33%
Decrease	(9,879)	(6,496)	(9,642)	52.08%	2.46%
Balance at the end of the quarter	248,135	226,961	183,599	9.33%	35.15%

The increase in provisions charges for loan losses are mainly explained by the creation of provisions on the normal loan portfolio, whereas the decreases are related to write-offs in the portfolio.

Deposits

Deposits grew by 7.7% during the third quarter of 2008; more than the 5.8% of increase in the financial system and reversing the decrease that took place during the second quarter, whereas in comparison with the same quarter a year ago, the increase was of 9.7%.

Current accounts grew by 7.6% in the last three months of 2008, maintaining its proportion in relation with total deposits, which allow the Bank to maintain its cost for funds in similar levels than the previous quarters; furthermore time deposits grew by 8.3%, growing not only from retail, but also from corporate and institutional clients. On the other hand, the decreasing trend of CER adjusted time deposits continued during this quarter.

Deposits’ performance during the last twelve months showed an expansion of Ps. 1,372 million, representing a 9.7% increase. Current and saving accounts grew by 22.3% and 20.0% respectively; whereas time deposits did not have a significant variation. The proportion of current accounts in the Bank’s funding mix grew by 5% during the period from September 2007 through September 2008.

Similarly, during the last twelve months ending on September 30, 2008, there was an important increase in foreign currency-denominated deposits, which grew by 27.2% (Ps. 370 million) when compared against the third quarter of 2007. As of September 30, 2008, foreign currency-denominated deposits amounted to Ps. 2,700 million (equivalent to USD 862.7 million), representing 16.9% of total deposits, higher than the 16.4% level held a year before.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Total deposits	15,553,073	14,438,624	14,181,110	7.72%	9.67%
Current accounts	3,454,744	3,122,874	2,813,818	10.63%	22.78%
Peso denominated	3,451,579	3,119,094	2,808,300	10.66%	22.91%
Foreign currency	3,165	3,780	5,518	-16.27%	-42.64%
Saving accounts	4,485,715	4,255,842	3,736,820	5.40%	20.04%
Peso denominated	3,287,457	3,153,172	2,734,932	4.26%	20.20%
Foreign currency	1,198,258	1,102,670	1,001,888	8.67%	19.60%
Time deposits	7,302,332	6,739,312	7,325,613	8.35%	-0.32%
Peso denominated	5,916,972	5,460,527	5,731,427	8.36%	3.24%
CER adjusted time deposits	23,165	51,054	419,702	-54.63%	-94.48%
Foreign currency	1,362,195	1,227,731	1,174,484	10.95%	15.98%
Investment Accounts	18,238	14,042	17,603	29.88%	3.61%
Peso denominated	18,238	14,042	17,603	29.88%	3.61%
Foreign currency	—	—	—	—	—
Other	292,044	306,554	287,256	-4.73%	1.67%
Peso denominated	155,162	173,998	138,586	-10.83%	11.96%
Foreign currency	136,882	132,556	148,670	3.26%	-7.93%
Rescheduled deposits (*) CEDROS	121,093	136,268	194,308	-11.14%	-37.68%
Peso denominated	121,093	136,268	194,308	-11.14%	-37.68%
Foreign currency	—	—	—	—	—
Total deposits + Rescheduled deposits & CEDROS	15,674,166	14,574,892	14,375,418	7.54%	9.03%

(*)	The payment of Rescheduled Deposits concluded in August 2005, in accordance with its original schedule, except those deposits that have a pending legal injunction.

Other Funding Sources

Balances in Other funding sources increased by 31.6% as compared with the prior quarter and by 22.6% as compared with the same quarter one year ago.

The variation is explained mainly due to higher lines from other banks for financing transactions linked to foreign trade. At the end of the September 2008 quarter, approximately 88% of balances from other funding sources were foreign currency denominated funds.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Lines from other banks	580,069	440,780	473,138	31.60%	22.60%
Senior Bonds	—	—	—	—	—
Other banking liabilities	580,069	440,780	473,138	31.60%	22.60%
Subordinated Debt	—	—	—	—	—

Total other funding sources	580,069	440,780	473,138	31.60%	22.60%

Capitalization

During the last three months ended on September 30, 2008 total shareholders’ equity grew by 4.3% due to gains obtained during the period, partially offset by an increase in Unrealized Valuation Difference. This growth was reflected in an increase in the excess of capital over Central Bank requirements, which reached Ps. 828.6 million. Such excess represented 38% on total Shareholder’s equity, evidencing an important level of solvency. The decrease registered in the excess capital required during the last twelve months is mainly explained by higher demand caused by the increase in private sector financings and a raise in Alpha coefficient.

As of September 30, 2008, the Unrealized Valuation Difference registered a balance of Ps. 61.2 million. The variation with respect to the balance posted as of June 30, 2008 is related with an increase in the stock of Central Bank instruments booked as “Available for sale” and with a lower government bonds prices included in this category.

Finally, the Bank recorded an asset corresponding to the Minimum Presumed Income Tax, in an amount of Ps. 214.9 million as of September 30, 2008.

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,132	0.00%	0.00%
Adjustments to stockholders equity	312,978	312,978	312,978	0.00%	0.00%
Subtotal	959,471	959,471	959,471	0.00%	0.00%
Reserves on Profits	594,390	594,390	547,381	0.00%	8.59%
Unappropriated retained earnings	687,502	570,015	582,223	20.61%	18.08%
Unrealized valuation difference	(61,174)	(35,002)	(29,037)	74.77%	0.00%
Total stockholders’ equity	2,180,189	2,088,874	2,060,038	4.37%	5.83%

in thousands of pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
Central Bank Minimum Capital Requirements	1,501,496	1,494,875	1,199,510	0.44%	25.18%

Central Bank Minimum Capital Requirements (a, b)	1,379,009	1,328,971	1,073,297	3.77%	28.48%
Market Risk	70,688	112,159	82,578	-36.98%	-14.40%
Increase in capital requirements related to custody	51,799	53,745	43,635	-3.62%	18.71%

a) Central Bank Minimum Capital Requirements	1,379,009	1,328,971	1,073,297	3.77%	28.48%
Allocated to Asset at Risk	880,057	839,718	679,163	4.80%	29.58%
Allocated to Immobilized Assets	95,307	88,931	101,284	7.17%	-5.90%
Interest Rate Risk	168,038	160,462	144,855	4.72%	16.00%
Loans to Public Sector and Securities in Investment	235,607	239,860	147,995	-1.77%	59.20%
Non Compliance of Other Credit Regulations	—	—	—	—	—

b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	1,035,971	1,074,895	872,702	-3.62%	18.71%
5% of the securities in custody and book-entry notes	1,035,971	1,074,895	872,702	-3.62%	18.71%

Bank Capital Calculated under Central Bank Rules	2,330,063	2,243,341	2,199,493	3.87%	5.94%
Core Capital	1,935,633	1,935,633	1,864,585	0.00%	3.81%
Minority Interest	261,470	257,938	231,297	1.37%	13.05%
Supplemental Capital	239,248	145,884	201,641	64.00%	18.65%
Deductions	(106,288)	(96,114)	(98,030)	10.59%	8.42%
Excess over Required Capital	828,567	748,466	999,983	10.70%	-17.14%

Additional information

in pesos except percentages	Quarter ended			% Change Qtr ended 09/30/08 vs. Qtr ended
	09/30/08	06/30/08	09/30/07	06/30/08	09/30/07
- Exchange rate	3.1302	3.0242	3.1495	3.51%	-0.61%
- Quarterly CER adjustment	1.50%	2.52%	1.50%	-40.44%	0.09%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Tuesday, November 11, at 10.00 AM New York time – 1.00 PM Buenos Aires time. If you are interested in participating, please dial (888) 206 4913 within the U.S. and +1 (913) 312 1231 outside the U.S. at least 5 minutes prior to our conference. Confirmation code: 1848208.

A conference call replay facility will be available from November 11th through November 25th, 2008. In order to listen to this digital replay, please call (888) 203 1112 within the U.S. +1 (719) 457 0820 outside the U.S. Access Code: 1848208

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

(in thousands of pesos)	09/30/08	06/30/08	03/31/08	09/30/07
ASSETS :
Cash and due from banks	3,388,364	3,203,003	3,596,127	2,483,360
Government and Private Securities	2,977,262	2,456,963	2,694,171	3,915,127
- Trading account (listed securities)	9,040	104,438	20,364	39,166
- Available for sale	978,211	1,286,084	989,689	1,459,043
- Unlisted	978,345	963,770	914,461	876,871
- Listed Private Securities	9,139	10,326	20,170	53,893
- Bills and Notes from the Central Bank	1,350,046	364,093	880,908	1,501,297
Less: Allowances	(347,519)	(271,748)	(131,421)	(15,143)
Loans	11,210,444	10,567,226	10,920,395	9,525,924
- Loans to the private & financial sector	9,834,091	9,199,992	9,561,341	8,025,193
- Advances	1,471,487	1,333,598	1,541,802	1,338,794
- Discounted and purchased notes	1,424,584	1,263,407	1,526,031	1,237,216
- Secured with mortgages	953,448	911,719	845,357	666,898
- Car secured loans	457,189	384,124	310,591	172,320
- Personal loans	1,786,215	1,679,196	1,487,916	1,106,999
- Credit cards	1,010,571	923,070	858,656	671,607
- Loans to financial sector	486,909	502,642	561,042	465,424
- Other loans	2,347,432	2,291,087	2,512,168	2,442,811
Less: Unaccrued interest	(17,077)	(16,090)	(12,284)	(10,366)
Plus: Interest & FX differences receivable	159,034	151,983	140,312	115,326
Less: Allowance for loan losses	(245,701)	(224,744)	(210,250)	(181,836)
- Public Sector loans	1,376,353	1,367,234	1,359,054	1,500,731
Principal	583,740	598,223	625,685	737,572
Plus: Interest & FX differences receivable	792,613	769,011	733,369	763,159
Other banking receivables	1,396,491	958,510	1,136,726	1,179,748
- Repurchase agreements	655,336	90,391	120,141	438,855
- Unlisted private securities	58,041	55,588	59,389	59,187
- Unlisted Private securities : Trustees	31,326	28,750	26,394	21,864
- Other banking receivables	654,222	785,998	932,991	661,605
- Less: provisions	(2,434)	(2,217)	(2,189)	(1,763)
Investments in other companies	452,879	490,239	453,334	395,550
Intangible assets	44,012	32,161	28,555	149,685
- Goodwill	—	—	—	13,857
- Organization and development charges	44,012	32,161	28,555	18,773
- Assets related to legal injunctions	—	—	—	117,055
Other assets	1,201,050	1,160,853	1,076,042	991,586

TOTAL ASSETS	20,670,502	18,868,955	19,905,350	18,640,980

	09/30/08	06/30/08	03/31/08	09/30/07
LIABILITIES:
Deposits	15,674,166	14,574,892	15,167,689	14,375,418
- Current accounts	3,454,744	3,122,874	3,278,413	2,813,818
- Saving accounts	4,485,715	4,255,842	4,351,764	3,736,820
- Time deposits	7,302,332	6,739,312	7,011,041	7,325,613
- Investment Accounts	18,238	14,042	17,811	17,603
- Rescheduled deposits - CEDROS	121,093	136,268	155,096	194,308
- Other deposits	292,044	306,554	353,564	287,256
Other banking Liabilities	2,089,996	1,552,169	1,993,905	1,637,951
Other provisions	344,863	352,113	361,146	326,221
- Other contingencies	344,504	351,700	360,733	325,794
- Guarantees	359	413	413	427
Other liabilities	349,148	271,178	391,057	225,713
Minority interest	32,140	29,729	14,149	15,639

TOTAL LIABILITIES	18,490,313	16,780,081	17,927,946	16,580,942

TOTAL STOCKHOLDERS’ EQUITY	2,180,189	2,088,874	1,977,404	2,060,038

Total liabilities + stockholders’ equity	20,670,502	18,868,955	19,905,350	18,640,980

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

	09/30/08	06/30/08	03/31/08	09/30/07
INCOME STATEMENT

Financial income	492,612	394,347	457,432	363,228
- Interest on Cash and Due from Banks	3,090	3,170	4,914	5,275
- Interest on Loans Granted to the Financial Sector	21,304	18,380	14,441	12,981
- Interest on Overdraft	68,514	57,260	50,010	46,644
- Interest on Discounted and purchased notes	44,772	37,536	38,063	26,619
- Interest on Mortgages	28,826	24,743	22,698	16,820
- Interest on Car Secured Loans	15,713	11,269	8,488	3,820
- Interest on Credit Card Loans	27,624	24,199	21,068	14,019
- Interest on Other Loans	128,702	118,614	108,629	75,307
- From Other Banking receivables	4,691	5,384	5,995	6,046
- Interest on Government Guaranteed Loans Decreet 1387/01	15,011	14,719	25,459	15,209
- Income from Securities and Short Term Investments	(1,935)	(66,976)	20,573	33,736
- Net Income from options	11	—	—	—
- CER	39,070	62,352	64,671	36,977
- CVS	—	—	—	—
- Foreign exchange difference	40,400	47,892	31,768	37,672
- Other	56,819	35,805	40,655	32,103
Financial expenses	(237,004)	(190,765)	(197,897)	(163,908)
- Interest on Current Account Deposits	(8,009)	(5,957)	(5,852)	(4,764)
- Interest on Saving Account Deposits	(2,275)	(2,104)	(2,130)	(1,798)
- Interest on Time Deposits	(191,627)	(146,047)	(151,329)	(121,623)
- Interest on Other Banking Liabilities	(8,910)	(10,035)	(12,026)	(8,079)
- Other interests (includes Central Bank)	(1,902)	(1,591)	(1,632)	(599)
- CER	(517)	(2,208)	(4,200)	(8,206)
- Bank Deposit Guarantee Insurance system mandatory contributions	(6,528)	(6,653)	(6,632)	(5,941)
- Foreign exchange difference	-	10	(10)	7
- Mandatory contributions and taxes on interest income	(16,629)	(14,945)	(12,610)	(10,096)
- Other	(607)	(1,235)	(1,476)	(2,809)
Net financial income	255,608	203,582	259,535	199,320
Provision for loan losses	(30,108)	(22,243)	(20,173)	(13,605)
Income from services, net of other operating expenses	192,471	173,367	164,065	148,196
Administrative expenses	(286,323)	(272,766)	(257,462)	(219,428)
Income (loss) from equity investments	249	38,513	41,367	(412)
Net Other income	(8,062)	(3,190)	(110,962)	(38,928)
Income (loss) from minority interest	(2,411)	(578)	253	(330)
Income before tax	121,424	116,685	76,623	74,813
Income tax	(3,937)	(2,749)	(2,315)	(1,706)

Net income	117,487	113,936	74,308	73,107

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	09/30/08	06/30/08	03/31/08	09/30/07
ASSETS
Cash and due from banks	3,453,787	3,252,067	3,625,974	2,574,759
Government Securities	4,533,015	4,110,004	4,482,378	5,400,573
Loans	12,619,747	11,832,074	11,966,409	10,563,216
Other Banking Receivables	1,443,429	985,440	1,186,025	1,217,046
Assets Subject to Financial Leasing	381,254	363,492	335,614	297,575
Investments in other companies	99,574	140,448	106,571	75,430
Other assets	959,475	924,223	907,629	1,009,079

TOTAL ASSETS	23,490,281	21,607,748	22,610,600	21,137,678

	09/30/08	06/30/08	03/31/08	09/30/07
LIABILITIES

Deposits	15,648,108	14,512,848	15,109,195	14,340,015
Other banking liabilities	2,118,476	1,565,960	2,042,381	1,687,437
Other liabilities	261,471	257,939	242,604	231,297
Minority interest	3,282,037	3,182,127	3,239,016	2,818,891

TOTAL LIABILITIES	21,310,092	19,518,874	20,633,196	19,077,640

TOTAL STOCKHOLDERS’ EQUITY	2,180,189	2,088,874	1,977,404	2,060,038

STOCKHOLDERS’ EQUITY + LIABILITIES	23,490,281	21,607,748	22,610,600	21,137,678

	09/30/08	06/30/08	03/31/08	09/30/07
NET INCOME
Net Financial Income	352,279	258,928	358,247	239,495
Provision for loan losses	(30,108)	(22,243)	(20,173)	(13,605)
Net Income from Services	240,216	212,620	250,923	266,981
Administrative expenses	(350,482)	(333,198)	(318,297)	(282,534)
Net Other Income	(79,327)	5,143	(183,634)	(118,430)

Income Before Tax	132,578	121,250	87,066	91,907

Income Tax	(11,559)	(6,982)	(6,091)	(19,149)

Net income	121,019	114,268	80,975	72,758

Minoritary Interest	(3,532)	(332)	(6,667)	349

Net income for Quarter	117,487	113,936	74,308	73,107

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2008	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer